Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

                                                         April 4, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 63

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on March 6, 2014 with respect to Post-Effective Amendment No. 63 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on January 23, 2014. Set forth below is each comment and the Registrant’s response thereto.

1.	COMMENT: Please confirm whether the Registrant will distribute a Summary Prospectus. If so, please provide a draft of the disclosure required by Rule 498(b)(1)(v) along with the correspondence filing.

RESPONSE:    The Registrant confirms that it will distribute a Summary Prospectus. A draft of the disclosure required by Rule 498(b)(1)(v) is set forth below:

“Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April     , 2014, are both incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.”

EDGAR Operations Branch

April 4, 2014

2.	COMMENT: Please confirm that the Registrant will comply with the requirements of General Instruction C.3.g. to provide interactive data (XBRL) files.

RESPONSE:    The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

3.	COMMENT: Please confirm that the Portfolios’ investment in other investment companies and exchange traded funds will comply with the limitations set out in Section 12(d)(1).

RESPONSE:    The Registrant will comply with the limitations set out in Section 12(d)(1) and applicable SEC rules with respect to the Portfolios’ investment in unaffiliated funds.

4.	COMMENT: On the facing sheet, please confirm the filing date of Post-Effective Amendment No. 59 should be April 29, 2013.

RESPONSE:    The Registrant confirms the filing date of Post-Effective Amendment No. 59 was April 29, 2013, and that the correct filing date appears on the facing sheet in the Registrant’s subsequent filings.

5.	Cayman Subsidiary disclosure

COMMENT:    (a)(i). Please advise whether each subadviser charges fees to the respective Subsidiary under the respective advisory agreement. If so, please confirm that the fee table reflects the gross fee paid by the Portfolio and the Subsidiary and provide a footnote to that effect.

RESPONSE:    Each subadviser will provide advisory services to the Subsidiary under an advisory agreement with the Subsidiary that does not provide for an advisory fee with respect to the Subsidiary.

COMMENT:    (a)(ii). If applicable, disclose expenses of the Subsidiary in a separate line item of the fee table.

RESPONSE:    Based on interpretations of generally accepted accounting principles (“GAAP”) and as specifically permitted in a no-action letter issued by the staff of the SEC in FIDELITY SELECT PORTFOLIO, SEC No-Action Letter (April 29, 2008), each Subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements. The Subsidiary’s expenses will not be separately listed in the Portfolio’s fee table or annual reports to shareholders.

EDGAR Operations Branch

April 4, 2014

COMMENT:    (b). Please provide a copy of the legal opinion regarding “qualified income” discussed in the Subsidiary Risk disclosure on page 23 of the prospectus.

RESPONSE:    The Registrant has requested a legal opinion with respect to the character of the commodities income that each Portfolio will derive from investing in a wholly-owned Subsidiary and will provide the Staff with a copy once it has been issued. A copy of the legal opinion will also be filed as an exhibit to the post-effective amendment to the Registration Statement.

COMMENT:    (c). Please confirm that the Subsidiary complies with all the requirements in Section 16 related to its directors, and Section 17 related to transactions with affiliates.

RESPONSE:    Because a Subsidiary is not required to be registered as an investment company under the 1940 Act, it is not required to comply with Section 16 relating to the composition of its Board of Directors. To avoid additional complexity and expense to a Subsidiary and the Portfolio, officers of the Registrant will serve as the directors of each Subsidiary, consistent with the structure used by other registered investment companies and their wholly-owned subsidiaries. Such a structure allows the Board of Directors of a Subsidiary to convene meetings as necessary without the expense of convening a meeting of the Board of Trustees of the Registrant. We do not consider any investor protections to be compromised under this structure. A Subsidiary is wholly-owned by the Portfolio and is under the complete control of the Portfolio, as its sole shareholder. The Subsidiary cannot take any extraordinary action without the consent of the Registrant and its Board (including its non-interested Trustees), which oversees the operations of the Subsidiary. The Board of Trustees of the Registrant could at any time direct the withdrawal of the assets of the Portfolio from the Subsidiary, in the unlikely event that the Subsidiary were to act in a manner that was inconsistent with the interests of the Portfolio. The directors of the Subsidiary are also officers of the Registrant and are appointed by, and serve at the pleasure of, the Registrant’s Board of Trustees.

As an affiliated person of the Portfolio, the Subsidiary is subject to Section 17 with respect to transactions between it and the Portfolio. It should be noted that transactions between a Portfolio and Subsidiary are exempted under Rule 17a-3 and 17d-1(d)(5) from the restrictions of Sections 17(a) and 17(d) of the 1940 Act relating to transactions with affiliates.

COMMENT:    (d). Disclose whether the Portfolio’s investments in shares of the subsidiary are illiquid investments or not.

EDGAR Operations Branch

April 4, 2014

RESPONSE:    Each Portfolio is the sole shareholder of its Subsidiary. The Portfolio believes the Subsidiary’s investments are sufficiently liquid to meet redemption requests, so that it is able to redeem its interests in the Subsidiary daily at the net asset value of those interests. Based on this ability, each Portfolio considers its investment in the Subsidiary to be a liquid investment.

COMMENT:    (e). Although the Subsidiary is not a registered investment company, please confirm that the Subsidiary will comply with the provisions of the Investment Company Act of 1940 with respect to fee structure, liquidity and leverage limits, and other investment policies; will follow the same pricing procedures and accounting rules as the Portfolio; that the assets of the Subsidiary will be held by the same custodian that holds the Portfolio’s assets; and that the Subsidiary’s financial statements will be audited by the same independent registered public accounting firm that audits the Portfolio’s financial statements.

RESPONSE:    Each Subsidiary will comply with the 1940 Act requirements with respect to fee structure, liquidity and leverage limits, and other investment policies, and will follow the same pricing procedures and accounting rules as the Portfolio. State Street Bank and Trust Company will serve as the custodian of the assets of each Portfolio and its Subsidiary, and Deloitte & Touche LLP will audit the consolidated financial statements of the Portfolio, which includes its Subsidiary.

COMMENT:    (f). On the back cover, disclose that the Subsidiary’s financial statements will be available upon shareholder request, and that the audited financial statements will be provided separately from the Registrant’s financial statements.

RESPONSE:    As discussed above in the response to Comment 5(a)(ii), each Subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements, so the requested change has not been made.

COMMENT:    (g). In Part C, please provide a copy of the advisory agreement between the subadviser and the Subsidiary as an exhibit to the Registrant’s registration statement.

RESPONSE:    The investment advisory agreement between each subadviser and the Subsidiary will be filed as an exhibit to the Registrant’s Registration Statement.

COMMENT:    (h). In Part C, please provide the following undertakings:

1.	The Portfolio undertakes that the subsidiary’s financial statements will be updated each time the Portfolio’s financial statements are updated and the subsidiary’s financial statements will be included with the Portfolio’s semiannual reports (in which the subsidiary’s unaudited financial statements will be included) and annual reports (in which the subsidiary’s full audited financial statements will be included).

EDGAR Operations Branch

April 4, 2014

2.	The Portfolio and the subsidiary undertake that the subsidiary’s Board of Directors will comprise non-interested Directors to the extent required by the Investment Company Act of 1940 and the rules and regulations thereunder.

RESPONSE:    Requested undertaking 1 has not been made because a Subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements, in accordance with the SEC staff’s no-action position in FIDELITY SELECT PORTFOLIO (April 29, 2008). In accordance with the advice of its independent auditor, the Registrant’s financial statements will conform to interpretations of GAAP by consolidating the financial statements of each wholly-owned Subsidiary into the financial statements of the corresponding Portfolio. By consolidating the financial information, investors of a Portfolio are not required to bear the added expense of a separate audit of a Subsidiary, which provides no tangible benefit for the investors. Investors may only hold shares of a Portfolio because shares of a Subsidiary are not available for investment by investors in a Portfolio, so the value of their investment is reflected by the financial statements of a Portfolio. Consolidating financial information does not prevent investors from reviewing the investments held by, or the financial condition of, a Subsidiary, because all the information will be available in the financial statements of the Portfolio.

Because a Subsidiary is not required to comply with Section 16 relating to the composition of its Board of Directors, the Registrant respectfully declines to make undertaking 2. Appointing non-interested directors to the Subsidiary’s Board of Directors would add unnecessary complexity and expense to Board meetings, while adding little protection for Portfolio investors that they do not currently receive through the oversight by the Registrant’s Board of Trustees. Because the Subsidiary is a wholly-owned subsidiary of the Portfolio, the Board of Directors of the Subsidiary is under the complete control of the Portfolio and the oversight of the Registrant’s Board of Trustees. Moreover, the Registrant’s Board of Trustees would have the authority to redeem its investment in a Subsidiary if it concluded that such investment was inconsistent with the interests of the Portfolio and its shareholders.

COMMENT:    (i). Please confirm that in addition to Registrant, the Subsidiary’s Board of Directors will also execute the registration statement. In connection therewith, please add the name of the Subsidiary on the facing page and in the signature block of the registration statement.

RESPONSE:    The Registrant confirms that each subsidiary’s Directors will execute the registration statement, and that the name of the Subsidiary will be added to the facing page and the signature block of the registration statement.

EDGAR Operations Branch

April 4, 2014

6.	COMMENT: On the back cover, provide the 1940 Act file number on the bottom in type size that is smaller than that generally used in the prospectus.

RESPONSE:    The 1940 Act file number on the bottom of the back cover of the printed prospectus will be provided in type size that is smaller than that generally used in the prospectus.

7.	Fees and Expenses Table

COMMENT:    Please revise the fee table line-item “Net Operating Expenses” to read “Total Annual Portfolio Operating Expenses After Fee Waiver” consistent with Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:    Instruction 3(e) to Item 3 states that a fund may show its net expenses after any fee waivers in the fee table and use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an appropriate descriptive caption but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to make this change.

8.	Principal Investment Strategies

COMMENT:    (a). Please revise the principal investment strategies description in the summary and statutory portions, so that the summary portion provides a concise summary of the fuller discussion of the investment strategies that should be described in the Additional Information section in the back of the prospectus. For example, the first full sentence at the top of page 5 should refer to the full disclosure in the statutory portion rather than to the Statement of Additional Information.

RESPONSE:    The Registrant has provided a description of each Portfolio’s principal investment strategies, as required by the Form. The information is presented in a manner that is complete, yet also concise. As permitted by General Instruction C.3(a), information that has been included in the summary portion need not be repeated elsewhere in the prospectus. The Registrant therefore does not believe it is necessary to repeat the investment strategies again, and respectfully declines to make the requested change to revise the investment strategies description in the summary and statutory portions.

COMMENT:    (b). Please rewrite the Portfolio’s Principal Investment Strategies in Plain English.

RESPONSE:    The Registrant has revised each Portfolio’s Principal Investment Strategies where applicable to satisfy the Plain English requirements of Form N-1A.

EDGAR Operations Branch

April 4, 2014

COMMENT:    (c). In the PanAgora Global Diversified Risk Portfolio prospectus, please add a discussion of investment in TIPS in the principal investment strategies description that correlates to the risk disclosure provided on page 5.

RESPONSE:    Requested disclosure has been added.

COMMENT:    (d). For each Portfolio and Subsidiary that describes investments in derivatives, please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. Reference is made to the July 30, 2010 letter from Barry Miller to the ICI.

RESPONSE:    In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments will be utilized by each Portfolio.

9.	Principal Risks

COMMENT:    (a). The Staff notes that, to comply with Item 5(b), it is insufficient to describe the length of service of a portfolio manager as “since inception of the fund,” and that a date of inception is required. Please make a similar change to the description on page 28 directly preceding the section “Prior Experience With Comparable Funds/Accounts.”

RESPONSE:    The Registrant has added the date of inception of the Portfolio as requested in the descriptions of the portfolio managers.

COMMENT:    (b). Please define the subadviser as “Subadviser” at the beginning of the Principal Investment Strategies, in addition to the abbreviation used.

RESPONSE:    The requested change has been made.

10.	Management Discussion

COMMENT:    (a). The Portfolio’s description of the Adviser’s expense limitation agreement reflects that the Adviser may recoup any fees and expenses waived for five years after the year in which the expenses were incurred. However, the Staff has taken the position that the recoupment period of fees and expenses waived is limited to three years for a new fund.

RESPONSE:    The Registrant has amended the disclosure to reflect that the period for recouping fees and expenses reimbursed and/or waived by the Adviser is limited to three years.

EDGAR Operations Branch

April 4, 2014

COMMENT:    (b). Please add the more detailed recoupment description language from page 26 of the Allianz Global Investors Dynamic Multi-Asset Plus Portfolio prospectus to the section on page 21 of the PanAgora Global Diversified Risk Portfolio prospectus.

RESPONSE:    The requested disclosure has been added.

COMMENT:    (c). With respect to the Composite performance provided in the prospectus, please confirm and disclose that the Composite includes all the other mutual funds that have substantially similar investment objectives and strategies as the Portfolio.

RESPONSE:    The Registrant confirms that the Composite includes all the other mutual funds that have substantially similar investment objectives and strategies as the PanAgora Global Diversified Risk Portfolio and disclosure to this effect has been added to the prospectus. The Registrant has deleted Composite performance information from the Allianz Global Investors Dynamic Multi-Asset Plus Portfolio prospectus based on Allianz Global Investors U.S. LLC’s representation that it does not manage any accounts comparable to the Portfolio.

11.	COMMENT: For the Share Valuation and Pricing disclosure on page 34, disclose all requirements or where information is reported. The Staff notes that page 81 of the SAI appears to be more responsive than what is currently reported in this section of the prospectus.

RESPONSE:    The prospectus disclosure currently provides all of the information required by Item 11, including a description of how Portfolio shares are priced at their net asset value and detail about how assets that make up the Portfolio are valued. As the Staff correctly notes, further detail about how the Portfolio’s shares are priced is provided in the SAI. The Registrant believes the information in the prospectus is provided in a manner that is concise and accurate, and complies with the Form requirement.

12.	COMMENT: SAI — For those Fundamental Policies (1, 7, 8) that allow the Portfolios to invest “to the extent permitted by law,” add a summary after this section of what the law allows and any limits that apply.

RESPONSE:    The requested disclosure has been added.

13.	COMMENT: SAI — In the table on page 63 of Management of the Trust, define the term MSF.

RESPONSE:    The requested disclosure has been added.

EDGAR Operations Branch

April 4, 2014

14.	COMMENT: SAI — Please revise the table of the compensation paid to Trustees to conform to the format set forth in Item 17(c) of Form N-1A (i.e., same columns and column captions).

RESPONSE:    The Trustee compensation table has been revised to include a column for Pension or Retirement Benefits. Because no Trustees receive pension or retirement benefits, a column for Estimated Annual Benefits upon Retirement has been omitted as permitted by Instruction 4 to Item 17(c).

15.	SAI — Disclosure of Portfolio Holdings

COMMENT:    (a). Please disclose in more detail the procedures that the Trust uses to ensure the disclosure of information about portfolio securities is in the best interests of the shareholders, including procedures to address conflicts between the interests of shareholders and those of the Adviser. See Item 16(f)(1)(vi).

RESPONSE:    The disclosure in the SAI currently reflects the procedures of the Registrant, as adopted. The Chief Compliance Officer must make a good faith determination that any non-public disclosure of portfolio holdings is made in the best interests of the Portfolio’s shareholders, so any determination made by the CCO would require consideration of all applicable facts and circumstances that ultimately results in a decision that in the CCO’s opinion is in the best interests of the portfolio’s shareholders.

COMMENT:    (b). On page 74, under Dissemination within MetLife Organization, disclose whether employees who receive the information have a duty not to trade on non-public information that they receive.

RESPONSE:    Disclosure has been added to the SAI to clarify that dissemination of portfolio holdings may only be made to those employees who are subject to a duty to keep such information confidential, including a duty not to trade on any non-public information received.

16.	SAI — Description of the Trust

COMMENT:    (a). On page 90, please delete the 4th paragraph under Beneficial Interests in the Trust, as the Staff has observed no connection between Pyramis and the Portfolios covered by this SAI.

RESPONSE:    Requested language has been deleted.

EDGAR Operations Branch

April 4, 2014

COMMENT:    (b). On page 90, at the end of Control Persons and Principal Holders of the Shares of the Trust, please add a chart with information about contract holders who control the right to vote 5% or more of a Portfolio’s outstanding securities.

RESPONSE:    Because the Portfolios are new and have no assets, and therefore there are no holders of shares, information cannot be added. The requested information will be added in future updates.

17.	COMMENT: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

RESPONSE:    Tandy representations and responses to the staff’s comments are included herewith.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Andrew L. Gangolf, Esq.

Michael Lawlor, Esq.

David C. Mahaffey, Esq.